EXHIBIT 21.1 Subsidiaries of the Registrant
State in Which Incorporated
Vermont Electric Power Company, Inc. (b)	Vermont
Vermont Transco LLC (b)	Vermont
Vermont Yankee Nuclear Power Corporation	Vermont
C.V. Realty, Inc. (a)	Vermont
Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. (a)	Vermont
Custom Investment Corporation (a)	Vermont
Catamount Resources Corporation (a)	Vermont
Eversant Corporation (a) (c)	Vermont

(a) Included in consolidated financial statements

(b) Separate financial statements will be filed under Regulation S-X 3-09, which sets forth the requirement for filing separate financial statements of subsidiaries not consolidated.  The investments in Vermont Electric Power Company Inc. and Vermont Transco LLC meet certain 'significance' tests pursuant to Rule 3-09 of SEC
      Regulation S-X in 2008.

(c) Eversant Corporation has one wholly owned subsidiary operating in the United States.